Exhibit 99.(h)(2)

SUBLICENSE AGREEMENT

This Sublicense Agreement (the “Agreement”) is made as of November [], 2021, by and between BondBloxx Investment Management LLC (“BIM”), a Delaware limited liability company, and BondBloxx ETF Trust (the “Trust”), a statutory trust established under the laws of the State of Delaware.

RECITALS

WHEREAS, pursuant to that certain License Agreement dated July 20, 2021 (as amended from time to time, the “License Agreement”) between ICE Data Indices, LLC, a Delaware limited liability company, and BIM, BIM obtained a license to use in connection with funds sponsored by BIM (defined in the License Agreement as “Products” and hereinafter referred to as “Funds,” or each a “Fund”) certain securities indexes owned and managed by ICE Data Indices, LLC (each, an “Index” and together, the “Indices”), along with associated marks (the “ICE Data Marks”); and

WHEREAS, subject to receiving the written consent of ICE Data Indices, LLC, BIM has the right pursuant to paragraph 1(a) of the License Agreement to sublicense its rights thereunder to an affiliate or investment company in connection with the creation of the Funds; and

WHEREAS, the Trust wishes to use the Indices and the ICE Data Marks in connection with the establishment of a series of exchange traded funds (each, an “ETF”), each based on an Index, and to use the ICE Data Marks in connection with the identification and marketing of the ETFs and in connection with making disclosures about the ETFs under applicable laws, rules and regulations; and

WHEREAS, BIM wishes to grant a sublicense to the Trust for the use of the Indices and ICE Data Marks;

NOW THEREFORE, the parties agree as follows:

1. Grant of Sublicense. Subject to the terms and conditions of this Agreement, BIM hereby grants to the Trust a sublicense to use the Indices (and associated data, information and ICE Data Marks) in the manner set forth in, and subject to the terms of, the License Agreement, a copy of which has been provided to the Trust.

2. Performance of Obligations Under the License. The Trust will be responsible for performing all of BIM’s executory obligations under the License Agreement (other than the payment of license fees), as such obligations relate to use of the Indices and the ICE Data Marks in connection with the formation and operation of Funds.

3. Fees. There shall be no fees paid to BIM or ICE Data Services, LLC in connection with the licenses obtained hereunder.

4. Termination. This Agreement shall terminate if (a) the License Agreement terminates, or (b) BIM or an affiliate of BIM ceases to exercise investment discretion over the Trust or any Fund in its capacity as manager, investment adviser, trustee, or other comparable capacity. BIM shall notify the Trust as soon as reasonably practicable of the occurrence of an event described in (a) above. Upon termination of this Agreement, the Trust’s right to use the Indices and the ICE Data Marks shall terminate immediately.

5. Indemnification. The Trust shall indemnify and hold harmless BIM, its officers, employees, agents, successors, and assigns against all judgments, damages, costs or losses of any kind (including reasonable attorneys’ and experts’ fees) resulting from any claim, action or proceeding (collectively “claims”) that arises out of or relates to (a) the creation, marketing, advertising, selling, and operation of the Funds or interests therein, (b) any breach by BIM of its covenants, representations, and warranties under the License Agreement caused by the actions or inactions of the Trust, or (c) any violation of applicable laws (including, but not limited to, banking, commodities, and securities laws) arising out of the offer, sale, operation, or trading of the Funds or interests therein, except to the extent such claims result from the negligence, gross negligence or willful misconduct of BIM or an affiliate of BIM. The provisions of this section shall survive termination of this Agreement.

6. Assignment. The Trust will not make, or purport to make, any assignment or other transfer of this Agreement. BIM may assign its rights and obligations under this Agreement effective upon the giving of written notice to the Trust.

7. Amendment. No provision of this Agreement may be waived, altered, or amended except by written agreement of the parties.

8. Entire Agreement. This Agreement and the License Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.

9. Construction. Headings used in this Agreement are for convenience only, and shall not affect the construction or interpretation of any of its provisions. Each of the provisions of this Agreement is severable, and the invalidity or inapplicability of one or more provisions, in whole or in part, shall not affect any other provision. To the extent not preempted by federal law, this Agreement shall be construed and interpreted under the laws of the State of Delaware.

10. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts together shall constitute only one instrument.

IN WITNESS WHEREOF the parties have caused this Agreement to be executed as of the date first above written, with intent to be bound hereby.

BONDBLOXX INVESTMENT MANAGEMENT LLC

By:

Name:	Leland Clemons, Jr.

Title:	Managing Member

BONDBLOXX ETF TRUST

By:

Name:	Joanna Gallegos

Title:	President